

Mail Stop 3561

May 13, 2016

Deepak Sharma
Chief Executive Officer
TripBorn, Inc.
812, Venus Atlantis Corporate Park
Near Prahalad Nagar Garden, Satellite
Ahmedabad 380 015

> **Re:    TripBorn, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 18, 2016**
> **File No. 333-210821**

Dear Mr. Sharma:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note the disclosure on the prospectus cover page that the selling stockholders may sell at prices ranging from $0.15 to $0.30 until such time as your shares are quoted on the OTC Bulletin Board. We also note the disclosure on page 35 that the selling stockholders may sell some or all of their shares at a fixed price of $0.20-$0.30 per share. Please reconcile the inconsistent price range information throughout the prospectus. Please also

explain the reference to "a fixed price" of $0.20-$0.30 per share, which appears to be inconsistent with the reference on the cover page to selling at a range of prices.

Prospectus Summary, page 1

3.  Please disclose here that your shareholders may be subject to Indian taxes on income arising through the sale of common stock of the company.

4.  Please disclose here the percentage of your shares that Mr. Sharma and Mr. Mandloi currently own and the percentage they will own if they sell all of the shares they are offering.

Distribution and Intellectual Property, page 1

5.  We note your disclosure on page 1 that pursuant to an agreement with Arna Global LLC you succeeded to the ownership and development rights of Travelcord under a Software Development Agreement with Takniki Communications.  In an appropriate section of your prospectus, please disclose the material terms of your agreements with Takniki Communications and Arna Global, LLC.  In addition, please disclose here, if true, that Arna Global LLC is wholly-owned by Mr. Sharma.

Risks Associated with Our Business, page 1

6.  We note your disclosure that you need additional financing for your business operations. Please provide an estimate, if possible, of the additional funds you require.

Risk Factors, page 4

7.  Please add a risk factor that addresses the risks associated with the enforcement of civil liabilities, as your directors and executive officers reside outside of the United States, your assets are located outside of the United States and your revenues are derived from sources outside of the United States.

Risks Related to Our Business, page 4

The requirements of being a public company, page 4

8.  We note your disclosure that compliance with the reporting requirements of the Exchange Act will significantly increase your costs and expenses.  Please disclose an estimate of such costs and expenses.

Our significant stockholders exercise significant influence, page 6

9.  Please disclose here the percentage of shares Mr. Sharma and Mr. Mandloi will own if they sell all of their offered shares in this offering.  Please also disclose here that Mr. Sharma and Mr. Mandloi serve as your sole directors and executive officers.

Risks Related to Our Industry, page 8

If we are unable to maintain existing, or establish new arrangements, page 10

10. We note your disclosure that "many of your agreements are short-term contracts."  Please disclose the terms of such contracts so that investors understand what you by mean by 'short-term."

Risks Related to Our Common Stock, page 10

We will require additional financing, page 10

11. Please expand this risk factor to address the risks associated with your convertible notes, most of which become due in the next few years and have interest payable at maturity.  In this regard, we note that for many of such notes, you are required to repay the principal as well as the accrued interest if you do not have an underwritten public offering of your common stock in connection with a listing on a national securities exchange prior to the maturity dates of your notes.

Market for Our Common Stock, page 14

12. Please revise to include the disclosure required by Item 201(a)(2)(ii) of Regulation S-K.

Selling Stockholders, page 16

13. We note your disclose that Mr. Sharma is an affiliate of Arna Global LLC.  Please disclose here, if true, that Arna Global is wholly-owned by Mr. Sharma.

Description of Securities, page 16

14. We note your disclosure that your description of securities is qualified by reference to the laws of the state of Delaware.  You may not qualify the description of your capital stock by reference to the "laws of the state of Delaware" or other information not filed as an exhibit.  Please revise accordingly.

15. Please disclose the forum selection clause of your bylaws here, and please address the impact such clause may have upon your shareholders.

Business, page 27

Our Services and Products, page 28

16. Please describe the material terms of the agreements or the nature of the arrangements
you have with airlines, hotels, bus companies, the railroad and the travel agents so that
investors understand how earn revenues and the amount you charge or the commissions
you make from the services you provide.

Management, page 32

Directors and Executive Officers, page 32

17. We note that your directors and officers have founded and serve as executive officers for
software development companies and that you purchased your software from them.
Please disclose the potential conflict of interests of your executive officers and directors,
as it seems that they could provide similar software services to other companies in your
industry.  Alternatively, please tell us why you believe such disclosure is not necessary.

Executive and Director Compensation, page 33

18. Please revise to disclose the compensation for your directors and named executive
officers for the fiscal year ended March 31, 2016.

Financial Statements, page F-1

19. Please tell us how you accounted for the change in control transaction with Arna Global
LLC on December 8, 2015, including the accounting guidance you relied on in your
treatment.

20. The transaction on December 14, 2015 between Sunalpha Green Technologies Private
Limited (Sunalpha), an operating company, and PinstripesNYC, Inc. (Pinstripes), a non-
operating shell company, appears to represent a reverse recapitalization rather than a
business combination since the shell company is not a business pursuant to Rule 11-01(d)
of Regulation S-X.  Therefore, no goodwill or intangible assets should be recognized as a
result of the transaction.  Also in this regard, it appears that Sunalpha is the predecessor
to the company and therefore the financial statements presented should be those of
Sunalpha for all periods presented.  Please tell us how your current treatment complies
with the above or revise your presentation accordingly.

TripBorn, Inc. Consolidated Financial Statements for the Three and Nine Months ended December 31, 2015, page F-20

Note 2:  Summary of Significant Accounting Policies, page F-23

21. We note that you recognize revenue on a gross basis for air ticketing, hotels and vacation packages, and other revenue.  Please tell us how you considered the guidance in ASC 605-45-45 in determining your accounting for each category of revenue streams.

Note 6:  Intangible Assets, page F-27

22. Please tell us your accounting basis for recognizing the $956,000 software license as an intangible asset.  Include in your response how you determined the value recorded, including your consideration of SAB Topic 5.G.

Note 11:  Subsequent Events, page F-28

23. We note that you entered into an agreement with Arna Global LLC on February 29, 2016 where Arna assigned the rights to the developed software to Sunalpha.  Please clarify the substance of this agreement and tell us your basis for accounting for the agreement as an intangible asset as it appears that Sunalpha already owned the rights to this software as a result of its purchase on December 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Theresa Messinese at (202) 551-3307 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.  Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc:    Alexander R. McClean, Esq.
       Harter Secrest & Emery LLP